

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2012

Via E-mail
Quinn P. Fanning
Executive Vice President and Chief Financial Officer
Tidewater Inc.
601 Poydras Street, Suite 1900
New Orleans, LA 70130

Re: Tidewater Inc.
Form 10-K for Fiscal Year Ended March 31, 2011
Filed May 19, 2011
File No. 001-16311

Dear Mr. Fanning:

We have reviewed your filing and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and providing the requested information. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis

Vessel Class Revenue and Statistics by Segment, page 42

1. In regard to "the number of days available for work" for purposes of computing your utilization rates, please clarify for us and in your disclosure the circumstances in which you consider a vessel to be available and unavailable for work. For example, a vessel undergoing a drydocking may be considered unavailable for work for the number of days in drydock.

Liquidity, Capital Resources and Other Matters, page 52

2. We note that a substantial amount of your results are generated from, and assets are located, outside of the United States. You disclose that U. S. deferred income taxes have not been provided on approximately $1.7 billion related to investments in foreign subsidiaries as such amounts are considered to be essentially permanent in duration. In view of the preceding, please clarify for us and disclose, to the extent material, the amount of cash and cash equivalents on hand at the end of the latest period reported in your annual and interim filings

that is located outside of the United States. If material, disclose the overall impact on your liquidity of the availability of such cash to your U. S. operations and related effect on income taxes upon the repatriation of the associated undistributed earnings, along with a statement of your intention or need to repatriate the funds. Refer to Item 303(a)(1) of Regulation S-K, and Section IV of Release 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Operating Activities, page 54

3. In your annual and interim filings, please provide an analysis between comparable periods presented in regard to the material changes in cash flows of operating activities. For example, net cash provided by operating activities decreased $64 million or 20%, $196 million or 37%, and $60 million or 28% for the annual periods ended 2011 and 2010 and nine months ended December 2011, respectively, when compared to the respective corresponding prior year period, but no analysis of these changes was provided. Please note that your analysis should be in terms of cash (i.e., the items that affected cash and how cash was so affected), with discussion of the factors underlying the items cited as causes of variances in operating cash flows between comparable periods in terms of cash. Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance. Provide us with a copy of your intended added disclosure.

Application of Critical Accounting Policies and Estimates

Impairment of Long-Lived Assets, page 61

4. We note your consistent history of recording impairments of vessels that appear to be material in each period. In this regard, please expand your disclosure to describe your estimates and assumptions in greater detail that are used for analysis of vessel impairment. Your discussion should provide greater insight into the possible variability of your estimates and assumptions and their sensitivity to change. Your revised disclosure should address circumstances where the market value of vessels may have declined below their carrying values even though you may not have recorded any impairment of those vessels and the reason why impairment was not recorded. In addition, your revised disclosure should explain how you calculated the estimates, how accurate your estimates have been in the past, how assumptions have changed in the past and the extent to which the estimates are reasonably likely to change in the future. Refer to Section V of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance. Please provide us with a copy of your intended revised disclosure.

Signatures of Registrant, page 74

5. Please confirm that in future filings your principal financial officer and principal accounting officer or controller will sign the annual report in their individual capacities.

Notes to Consolidated Financial Statements

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Properties and Equipment, page F-9

6. Our understanding is that major repair costs are only capitalized on those vessels whose original useful lives have expired. We interpret this to mean that major repair costs incurred during the original depreciable life are expensed as incurred. Please revise your disclosure for this latter point or advise.

7. Our understanding is that the extended useful life of 30 months assigned after the original depreciable life has expired represents the average time between drydockings in satisfaction of certification inspections required two times every 5 years. Please revise your disclosure to clarify what this 30 month extended life represents or advise.

8. Please clarify for us and in your disclosure your accounting for nonmajor repair costs incurred after the original depreciable life. In so doing, explain what you consider to be a major and nonmajor repair cost and the types of costs incurred or activities performed for each.

9. Assuming that major repair costs incurred during the original depreciable life are expensed as incurred, please explain to us and in your disclosure the basis for recognizing major repair costs over 30 months after the original depreciable life has expired. That is, explain the change in facts, circumstances and/or characteristics that justify the difference in treatment of these costs before and after the original depreciable life has expired.

Impairment of Long-Lived Assets, page F-10

10. We note that stacked vessels comprise a relatively high percentage of your entire fleet. We understand that you stack vessels for which you do not foresee opportunities to profitably or strategically operate them in the near future. We further understand that your assessment of impairment of vessels starts with a comparison of the estimated future undiscounted cash flows generated by an asset group to the asset group's carrying value, and that stacked vessels are evaluated as a group for impairment separate from vessels that are active. In regard to all of the preceding, for stacked vessels please explain to us and disclose the basis for determining (i) their undiscounted cash flows, (ii) their fair value, (iii) the amount of any impairment and (iv) how their fair value compares to their carrying amount at each of March 31, 2011 and December 31, 2011.

11. In connection with the above comment, please explain to us and disclose whether utilization rates are factored into your impairment assessment for all vessels, whether active or stacked, and if so, how. If utilization rates are not factored into your impairment assessment, please explain to us why not.

Earnings per Share, page F-13

12. Please provide all disclosures required by ASC 260-10-50-1 as appropriate.

Form 10-Q for the Quarterly Period Ended December 31, 2011

Notes to Unaudited Condensed Consolidated Financial Statements

Note 6: Commitments and Contingencies

Sonatide, page 12

13. You disclose that more of your vessels are deployed in Angola and more revenue is derived from your operations in Angola than in or from any of your other countries of operation. Please disclose the number of vessels deployed in your Angola operations at the latest balance sheet date presented, and revenues generated by your operations in Angola for the most recently completed annual and interim period, so that investors may have an understanding of your relative exposure in this country.

14. We note your disclosures that your investments in unconsolidated affiliates, generally 50% or less owned partnerships and corporations, are accounted for by the equity method and that unconsolidated joint venture companies are not consolidated in your balance sheet. In connection with the revenues generated by your Angolan joint venture, in which you have a 49% interest, referred to in the preceding comment, please explain to us how your apparent unconsolidated investment in this joint venture affects the amount of revenues you report and the basis for this affect.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Quinn P. Fanning
Tidewater Inc.
March 13, 2012
Page 5

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at (202) 551-3601 or Max Webb (202) 551-3755 with any other questions. You may also call me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief